May 30, 2006
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Barbara C. Jacobs
          Assistant Director

Re:	Synchronoss Technologies, Inc. Amendment No. 3 to Registration Statement on Form S-1 filed May 30, 2006 File No. 333-132080
Dear Ms. Jacobs:
On behalf of Synchronoss Technologies, Inc. (the “Company”), this letter responds to the comments set forth in the letter to the Company dated May 23, 2006 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the May 23, 2006 letter in italicized print, and the Company’s responses are provided below each comment.
Amendment No. 2 to Registration Statement on Form S-1
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 35
1.	We note your response to comment 7 of our letter dated April 28, 2006 and note that you did not address the pre-tax growth rates provided in your prior response. As previously requested, please explain to us how the estimated pre-tax growth rate used in connection with options issued in 2005 were consistent with the actual growth rates observed in 2004 and through the relevant portions of 2005.
     RESPONSE TO COMMENT 1:
     When determining the retrospective fair value of the Company’s common stock for the grant dates listed in the Registration Statement, the Company considered the most recent projections as of those dates. These projections not only considered historical growth rates, but realistic projections

May 30, 2006

based upon the view at each grant date in 2005, as well as December 31, 2004. The Company’s pre-tax loss decreased from $(1,044,000) in 2003 to $(7,000) in 2004 on a revenue growth rate of 64%. The Company’s historical pre-tax growth rates are difficult to quantify in percentages, and in the opinion of the Company, not as meaningful when the Company is operating at a loss or close to break even. The Company’s estimated pre-tax growth rates used in connection with its projections were as follows:
•	In valuing its options in April 2005, the Company used compounded revenue and pre-tax margin growth rates of approximately 30% and 73%, respectively. The growth rate for pre-tax income was greater than the revenue growth rate, because the business model still had room for the achievement of operating leverage. The initial business plan had pre-tax income projected at 6% of revenue, growing to 20% of revenue in five years.

•	In the first and second quarters of 2005, the Company’s results were better than expected versus 2004, with revenue growth of 95% in the first quarter and 119% in the second quarter, as compared to the same periods in 2004. In addition, the Company had pre-tax income of $1,692,000 in the first quarter of 2005 compared to a loss of $(321,000) in the same period of 2004 and $2,127,000 in the second quarter of 2005 compared to a loss of $(204,000) in the same period of 2004. Pre-tax income as a percentage of revenue for the first and second quarters of 2005 was equal to 14.9% and 15.4%, respectively, suggesting that the Company was moving towards achieving its target operating model at a much faster rate than initially anticipated. Consequently, in valuing its options for July 2005, the Company used compounded revenue and pre-tax income growth rates of 34% and 40%, respectively, for the next twelve-month period. In fact, for the 12 months following the July grants, the Company had forecasted pre-tax income to be 16.2% of revenues, growing to approximately 22.7% of revenues in year five following the option grant.

•	In valuing its options for October 2005, the Company used compounded revenue and pre-tax income growth rates of 29% and 40%, respectively, on a going forward basis. Again, the reason for using lower growth rates for pre-tax income as compared to historical periods was because operating leverage had been increased much quicker than expected. In fact, for the 12 months following the October 2005 grants, the Company had forecasted pre-tax income to be 16.5% of revenues, growing to approximately 22.9% of revenues in year five following the option grant.
     As a final note, revenue increased 38.5% in the first quarter of 2006 compared to the same period of 2005, and pre-tax income increased 54.7% for the first quarter of 2006 compared to the same period of 2005. Although these growth rates are not consistent with the growth rates observed in 2004, the Company believes they are consistent with the evolution of its business and the projections the Company prepared for the grant dates in 2005.

May 30, 2006

2.	Your response to comment 7 of our letter dated April 28, 2006 provides the revenue growth rates used in each of the valuation periods. You indicate that you increased the 2006 revenue growth rate in July 2005 due to the merger. Please explain to us why you subsequently decreased the 2006 revenue growth rate in your October 2005 valuation.
     RESPONSE TO COMMENT 2:
     It is important to note that each valuation completed during 2005 assumed growth rates for the rolling 12 month periods. As such, for each projection completed subsequent to the July evaluation, growth rates were calculated on a larger base, which results in a smaller revenue growth percentage.
3.	We note your disclosure regarding the assumptions you used in applying the income approach to determine the fair value of your common stock. Revise your discussion of these assumptions to clearly indicate that the expected revenue growth rates underlying your projections are substantially lower than the actual rates reflected in your historical financial statements.

RESPONSE TO COMMENT 3:

The Company has revised the Registration Statement in response to the Staff’s comment.

4.	Describe to us the material terms of your contract with AT&T at the time of the merger with Cingular. As part of you response, indicate the remaining contract term. Also, describe any cancellation or renewal provisions.
     RESPONSE TO COMMENT 4:
     The Company and AT&T Wireless Services, Inc. (“AWS”) entered into a Services Agreement, dated January 25, 2001 (the “AWS Agreement”). The AWS Agreement, together with the AWE-Direct Back Office Solutions Statement of Work that was executed by the Company and AWS on October 17, 2003 (the “AWS SOW”), constituted the contract which was in effect between the parties at the time of the merger of AWS with Cingular Wireless LLC (“Cingular”) in October 2004. A summary of material terms of the AWS Agreement follows.
     Services: The AWS Agreement was a “master” agreement that contained terms and conditions applicable to all Services performed by the Company for AWS. The contract contemplated that the parties would enter into Statements of Work from time to time, in which the parties would specify the agreed-to Services, payments and other engagement-specific terms.
     No Minimums; No Exclusivity. The AWS Agreement specifically stated that AWS made no minimum commitment to the Company (that is, AWS was not obligated to

May 30, 2006

purchase any Services from the Company) and that the arrangement was non-exclusive (that is, AWS was free to procure the same or similar services from any third party).
     Term: The term of the AWS Agreement commenced January 25, 2001 and, unless terminated earlier or extended by the parties’ mutual agreement, would expire upon completion of the Services specified in the Statements of Work that the parties may have entered into.
     Termination: Each of the Company and AWS had the right to terminate the AWS Agreement for:
     (a) cause (material breach of the AWS Agreement that remained uncured for 20 days after written notice); or
     (b) convenience (upon 90 days written notice).
     Early Termination Charges. In the event of AWS’s termination for convenience, the AWS Agreement specifically provided that AWS had no further obligation to the Company, other than the payment for Services performed prior to the date of termination. However, the AWS SOW specified that AWS would be liable for early termination charges if it terminated for convenience during the first 15 months. Therefore, AWS had no early termination exposure under the AWS SOW after December 2004.
     Assignment: Although AWS had the right to assign its rights and obligations under the AWS Agreement to any affiliate or successor to its business, the Company was expressly prohibited from assigning the AWS Agreement or delegating any of its obligations, without AWS’s prior written consent.
     Other Provisions: The AWS Agreement included other material terms and conditions, as negotiated by the parties, that are usual for arrangements of this type (such as, for example, payment terms; compliance with laws; ownership of deliverables; warranties; indemnification; limitations of liability; non-solicitation of personnel).
5.	Provide us with a timeline and description of your discussions with representatives from AT&T and Cingular between the time of the merger and the execution of the statement of work in September 2005. As part of your response, tell us whether you ever received any formal or informal notification that your contract with AT&T would be cancelled or allowed to expire.
     RESPONSE TO COMMENT 5:
     From the time that Cingular acquired AT&T Wireless Services (“AWS”) in November 2004, the Company and Cingular were engaged in various discussions and exploratory activities (which are described in the timeline

May 30, 2006

below) related to determining whether or not the Company would be retained to continue providing to Cingular the services that the Company had been providing to AWS.
     During the course of these discussions and activities, Cingular never notified the Company, formally or informally, that the AWS Agreement would be cancelled or allowed to expire. However, for much of the time prior to agreement on the terms and conditions of the definitive contract and statement of work between Cingular and the Company in September 2005, Cingular made clear that a continued relationship with the Company was not assured by any means. In particular, Cingular made known to the Company that Cingular was not fully comfortable in out-sourcing the services, that Cingular was performing internal business reviews to determine whether out-sourcing the services was justified and, in any case, that Cingular was considering other service providers in competition with the Company.
     After the merger of AWS with Cingular and prior to July 2005, all or substantially all of the services that the Company provided for Cingular customer transactions were services that required exception handling (human intervention), which could not be fully automated. In July 2005, after Cingular commenced using the Company’s technology platform (“ActivationNow”) for automated transaction processing, the Company concluded internally that it was more likely than not that it would retain the business with Cingular. Still, it took about 8 months from the time the Company first provided a draft contract to its legal counsel for review (June 2005) until the time Cingular executed the definitive contract (February 2006).

Date	Event	Comments
October 17, 2003	AWS SOW is signed by both parties.	• 18 month contract term. • AWS SOW expired March 2005, but services continued to be provided under its terms after that date.
• Effectively, the AWS SOW was month-to-month as of April 2005.
• AWS’s “buyout” exposure under the AWS SOW for early termination ended on December 2004.

September 2004 — October 2004	The Company and AWS integration planning phase, post-merger.	• The Company and AWS work on the integration plan for post-merger. The plan included integration of the new Cingular (Orange) buy-flow to the ActivationNow platform.

November 2004 — December 2004	Post-merger, the Company and Cingular initiate integration/merger plan.
•     Start integrating Cingular (Orange) offers/transactions.
•     Commence exception management workflow design.
•     Start training agents on Cingular systems.
•     Obtain IDs for Cingular back office systems.
•     Program management of integration.

May 30, 2006

Date	Event	Comments
November 2004 — February 2006	The Company and Cingular negotiate “renewal” of the AWS contract.	• The Cingular Master Services Agreement (“MSA”), which is the current, definitive contract between the Company and Cingular, was not fully executed until the end of February 2006.

January 2005	The Company receives initial Cingular (Orange) transactions into the ActivationNow platform.	• Prior to January 2005, Cingular started to code to the Company’s Order Gateway interface.

February 2005 — December 2005	The Company continues to accomodate new Cingular (Orange) transactions using the ActivationNow platform. The Company continues to receive AWS (Blue) e-commerce transactions.	• Consumer and business groups expand offers and transactions. • The Company continues to train agents and enhance workflow.

March 2005	Cingular starts integrating its back office to ActivationNow.	• Goal is to implement end-to-end automation for Cingular (Orange) transactions.

June 2005 — July 2005	First Cingular transactions are automated.	• Initial Cingular transactions automate from point of sale on the web through ActivationNow into Cingular’s back office.

June 2005	The Company provides the Cingular Professional Services Agreement (“PSA”) to its outside counsel for review and negotiation.
•     PSA and Cingular Online SOW (“Cingular SOW”) were finalized for signature in September 2005.
•     The Cingular SOW was not signed by Cingular until January 2006.
•     Ultimately, the PSA was never signed, and was replaced by the MSA.

July 2005 — December 2005	Cingular continues to expand with new transactions and to improve automation.	• Additional Cingular transactions are automated, from point of sale on the web through ActivationNow into Cingular’s back office.

October 2005 — November 2005	Cingular internal approval forms (Internal Business Case Documents) concerning the PSA are signed by its management team, but the PSA itself is never signed.
•     Cingular obtained internal approval from Jan Vlcek, Director (10/24/05), Robert Hagerman, Executive Director (10/24/05), Robert Steelhammer, VP (10/26/05), Jeff Wieland, Finance Director (11/15/05), Glenn Lurie, President (11/15/05) and Ralph De La Vega, COO (11/21/05).

May 30, 2006

Date	Event	Comments
January 2006	New Cingular SOW executed by Cingular.
•     Cingular SOW executed by Rob Hagerman, Executive Director (1/9/2006), Robert Steelhammer, VP (1/24/06), Glenn Lurie, President (1/26/06), Ralph De La Vega, COO (1/26/06) and Stan Sigman, CEO (1/26/06).

February 2006	Cingular and the Company renegotiate the contract based on the MSA.	• The MSA replaced the previously negotiated PSA.

February 27, 2006	Cingular and the Company execute the MSA.	• MSA executed by George Foley, VP Contract Management.
6.	Your response to comment 8 of our letter dated April 28, 2006 indicates that, in assessing the probability of becoming a public company as of July 2005, you considered that Cingular transactions were routed to your platform. Clarify for us when this occurred. Also, clarify whether this refers to Cingular customers who were previously not AT&T customers. Tell us what, if any, discussions, actions or agreements were necessary to allow Cingular customers to be routed to your platform. Tell us when any such discussions, actions or agreements were initiated and completed.
     RESPONSE TO COMMENT 6:
     The events included in the timeline (which is included in the Response to Comment 5 above) describe the activities of the Company and Cingular from the time Cingular acquired AWS until the time a definitive contract was executed by the parties.
     After the merger of AWS with Cingular, the Company processed transactions for both AWS legacy customers and new Cingular customers. In the timeline, transactions related to AWS customers are sometimes referred to as “Blue” (reflecting AWS’s branding) and transactions related to Cingular are sometimes referred to as “Orange” (reflecting Cingular’s branding).
     The Company first processed Cingular customer transactions in January 2005, in low volumes. Fully automated Cingular customer transactions were not processed by the Company until June or July 2005. As described in the timeline, to achieve higher levels of integration, technical cooperation between the Company and Cingular increased incrementally during a period that lasted more than 12 months.
     After the merger, many of the people that the Company interfaced with at Cingular on a day-to-day, operational basis were the same people that the Company worked with at AWS. However,

May 30, 2006

the Cingular management team with decision-making authority was not the same as had existed at AWS.
     After the merger, the Company and Cingular did not enter into any formal agreement until the Cingular SOW and MSA were fully executed in January 2006 and February 2006, respectively. Prior to execution of the Cingular SOW and MSA, the Company and Cingular continued to perform under the terms of the prior AWS Agreement and AWS SOW, which was regarded as a month-to-month arrangement. Monthly, the Company reported to Cingular the number of transactions it processed and the corresponding charge, Cingular issued a purchase order for that amount and then the Company would invoice against Cingular’s purchase order. Cingular made no commitment to the Company that it would continue to order services from the Company.
     The Company believed that, to secure Cingular’s confidence and business, it was necessary to provide its services for Cingular customer transactions under these uncertain conditions. Although the interim arrangements were insecure and undocumented, the Company regarded them as an acceptable risk to develop and win Cingular’s business.
7.	The first bullet point appearing under your discussion of the factors considered in determining the fair value of options granted on April 12, 2005 indicates that your “operating income estimates continued to reflect projections consistent with the approved business plan.” Clarify for us what this is meant to convey and how this supports the increase in the value of your common stock as compared to December 31, 2004. As part of your response, tell us how your actual results compared to forecasts in your business plan. In this regard, see the disclosure provided under your discussion of options granted on July 14, 2005 and October 21, 2005.
     RESPONSE TO COMMENT 7:
     The Company’s revenues and operating income from the three months ended March 31, 2005 exceeded forecasts in the Company’s business plan. The Company’s approved business plan contemplated that the Company’s operating income would moderately increase in the first quarter of 2005, due to the fact that Cingular Wireless was beginning to use the Company’s platform for certain limited, non-automated transactions. However, the Company was uncertain about the number of Cingular transactions that would be routed to the platform and whether the Company would be chosen by Cingular Wireless as its vendor of choice, and therefore did not increase projections for operating income for the first quarter of 2005. The increase in the value of the Company’s Common Stock as of April 2005 as compared to December 31, 2004 was due principally to the Company’s continued evolution of the business towards profitability as evidenced by three consecutive quarters of profitability.
     The Company has revised the Registration Statement in response to the Staff’s comment.
8.	We note that the merger and acquisition method and public company method valuations each include “adjustment factors” that reduce the selected multiples to indicated multiples. Explain to us your basis for concluding that the use of these “adjustment factors” is appropriate. Also, tell us how the amounts of these factors were determined.

May 30, 2006

     RESPONSE TO COMMENT 8:
     The Company used consistent adjustment factors across all periods for which retrospective valuations were performed. The adjustment factors used were 10% in the merger and acquisition method and 20% for the public company method. The Company has applied adjustment factors in both cases because it was not a public company at any time in which a valuation was performed.
     In the merger and acquisition approach the Company, with the assistance from its valuation advisors, performed research to identify and analyze relevant transaction information regarding acquisitions in the Company’s industry. The investigation of the mergers and acquisitions revealed several transactions with comparable companies since 2003. Median revenue and EBITDA multiples were initially selected, then reduced by 10% to reflect variance in size between the guideline transactions and the Company and because the Company was not a public company at any time in which a valuation was performed. The Company, with input from its valuation advisors, believed that 10% was an appropriate discount and consistently applied this discount for all valuation periods.
     In the public company method, the Company investigated the public markets to identify companies in similar industries. Overall, 13 companies were selected that have a reasonable degree of comparability to the Company. Although the companies selected differ in various respects from the Company, they are generally influenced by similar business and economic conditions and are considered to offer alternative investment opportunities. Financial ratios for the guideline companies were analyzed on a comparative basis in order to determine appropriate adjustments to apply to the market multiples.
     Historical market multiples were calculated for the guideline companies as of each of the valuation dates, based upon information obtained from Standard & Poor’s Research Insight database. Market multiples included the following: enterprise value to revenue and enterprise value to EBITDA. Median market multiples were first selected and then applied to the corresponding company’s revenues and earnings. These multiples were then reduced by 20% to reflect differences in size, leverage, profitability, expected revenue and earnings growth, risk and because the Company was not a public company at any time in which a valuation was performed. Reasonable correlations were found between the selected multiples and various measures of profitability, as well as growth. These correlations as well as our judgment were the basis for selecting the adjustment factor.
     Also, it is important to remember that when determining the enterprise value on each of the valuation dates, the results obtained from the merger and acquisition method and the public company method were only weighted 10%, respectively. The Company placed much more emphasis on the value obtained from the income approach — an 80% weighting of this result.
9.	Tell us how the terminal multiples used in your income approach valuations were determined.

May 30, 2006

     RESPONSE TO COMMENT 9:
     When determining enterprise value using the income approach, the Company utilized the discounted cash flow method. The terminal multiples used in the Company valuation determination was 6 in December 2004, 7 in April 2005, and 8 in July, October, and December of 2005. In all cases the Company used the MVIC/EBITDA multiple in its analysis. MVIC is typically defined as the value of a company’s equity and the value of its interest bearing debt. Accordingly, to determine the value that could be realized by the owners of a business, interest bearing debt must be deducted from the value computed using an MVIC/EBITDA multiple. The Company selected these multiples based on an analysis of the guideline companies considering factors such size, leverage, profitability, expected revenue and earnings growth and risk. As indicated above, reasonable correlations were found between the selected multiples and various measures of profitability as well as growth. The increase in the terminal multiple between December 2004 and April 2005, and then again from April 2005 to July 2005 was primarily driven by expectations of higher profitability and lower projection risk as the Company had greater visibility vis a vis its contracts with Vonage and particularly Cingular Wireless.
10.	Explain to us in detail how you considered the $10 per share price paid for your common stock by a new investor in September 2005 in determining the value of your common stock as of October 2005 and December 2005. As part of your response, explain how you considered paragraph 11 of the AICPA valuation guide.
     RESPONSE TO COMMENT 10:
     Upon the purchase of the Company’s common stock by a third party investor in September of 2005, the Company determined that the fair value of the Company’s common stock was $10 per share. The $10 per share price paid for the shares was deemed to be the “best information available” as described in paragraph 11 of the AICPA valuation guide, due to the fact that the transaction involved the same securities as those for which fair determination was being made and the transaction was an arm’s length transaction between willing parties. However, when determining the retrospective fair value of our common stock for the grant dates listed in our filing, the Company made the determination that the new investor paid a premium for the shares of common stock, due to the perception that there was a limited opportunity for the investor to purchase Synchronoss shares prior to the Company’s IPO. In addition, the new investor made a rapid decision with respect to the purchase of the shares, and agreed to the $10 per share price without an extensive diligence review.
Results of Operations, page 40
11.	Revise the discussion regarding reported levels of revenue throughout this section to clarify that the rate of increase in revenue reflected in your historical financial statements is significantly higher than the expected revenue growth rates underlying your business plan and your projected future results.

May 30, 2006

     RESPONSE TO COMMENT 11:
     The Company has revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations – Current Trends Affecting Our Results of Operations section to reflect the fact that the Company does not anticipate future revenue growth to continue at the same pace as historical results. The Company believes that it is more appropriate to disclose the information in the aforementioned section than in the Results of Operations section, as suggested by the Staff.
Discussion of Cash Flows, page 40
12.	We are reissuing comment 12 of our letter dated April 28, 2006 as your disclosure does not appear to address our comment. In this regard, we note little or no additional disclosure regarding the underlying reasons for changes in working capital. Please revise your disclosures to describe, in reasonable detail, the underlying changes in working capital items. We also note that you disclose that a decrease in DSO from 2004 to 2005 had a positive impact on your cash flows. Please describe the factors offsetting this positive impact as we note that accounts receivable had a significantly larger negative impact on operating cash flow in 2005 than in 2004.
     RESPONSE TO COMMENT 12:
     The Company has revised the Registration Statement in response to the Staff’s comment.
Business
Products and Services, page 56
13.	We are reissuing comment 15 of our letter dated April 28, 2006 as your revised disclosure does not appear to address our comment. In this regard, please revise your disclosure to describe, in reasonable detail, each of the professional services offerings.
     RESPONSE TO COMMENT 13:
     The Company has revised the Registration Statement in response to the Staff’s comment.
Management, page 64
14.	We note your disclosure that Charles E. Hoffman will serve as a director upon the closing of the offering. It appears that Mr. Hoffman’s consent to be named as a director-nominee in the registration statement is required to be filed as an exhibit pursuant to Rule 438 under the Securities Act.

May 30, 2006

     RESPONSE TO COMMENT 14:
     Pursuant to Rule 438 under the Securities Act, Mr. Hoffman’s consent to be named as a director-nominee to the Company has been filed as an exhibit to the Registration Statement.
Option Grants in Last Fiscal Year, page 71
15.	Please specify how you valued -the options disclosed pursuant to Item 402(c) of Regulation S-K. With respect to calculating your potential realizable Values, please see Instruction 7 to Item 402(c) of Regulation S-K. Please also see Release No. 34-32723 and Interpretation J.17 of our July 1997 Manual of Publicly Available Telephone Interpretations. As you have no existing trading market for your shares, please either use the midpoint of your offering price range or discuss in a footnote the valuation method and assumptions used and in determining the fair market value of the options in accordance with Instruction 9 to that item.
     RESPONSE TO COMMENT 15:
     The exercise prices for options granted in 2005 were set by the Company’s Board of Directors, with input from the Company’s management, based on the Company’s determination of the fair market value of the Company’s common stock at the time of grant. The Company later performed a retrospective determination of the fair value of its common stock for the year ended December 31, 2005, utilizing a combination of valuation methods as described in the AICPA Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. This valuation is discussed in the Company’s Registration Statement in the Management’s Discussion and Analysis of Financial Condition and Results of Operations — Stock Based Compensation.
     The Company has revised the Registration Statement in response to the Staff’s comment.
Principal and Selling Stockholders, page 79
16.	Please note comment 51 of our letter dated March 27, 2006. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities held or offered for resale by your stockholders that are entities, such as Rosewood Capital and Liberty Ventures. Please see Rule 13d-3 under the Exchange Act, Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations for additional guidance.
     RESPONSE TO COMMENT 16:
     The Company has revised the Registration Statement in response to the Staff’s comment.

May 30, 2006

Financial Statements
Statement of Operations, page F-4
17.	It appears that you have adjusted your weighted-average common shares outstanding and that as a result your earnings per share appear to have changed. Tell us what kind of change you consider this to be. Tell us how you considered the disclosure requirements of SFAS 154 with respect to this change.
     RESPONSE TO COMMENT 17:
     There was a change in the 2005 weighted average common shares outstanding that resulted in a change in earnings per share from $0.53 (basic) to $0.57 (basic) and from $0.47 (diluted) to $0.50 (diluted). Subsequent to the February 28, 2006 filing, the Company discovered a mathematical formula error in a spreadsheet that was relied upon in the calculation of the weighted average common shares outstanding. The Company relied on guidance from SFAS 154 as well as SAB 99 and FASB Concepts No. 2 when determining how to properly reflect the correction of the error and whether additional disclosures were appropriate. The Company reviewed both quantitative and qualitative factors when assessing and drawing a conclusion upon materiality and the treatment of materiality.
     SAB 99 rejects a formulaic approach to making materiality decisions in favor of an approach that takes into account all the relevant considerations, both qualitative and quantitative. The Company considered the following factors when making its materiality assessment:
•	there were no changes in earnings;

•	there was no intent to deceive;

•	the dilutive shares were understated by only $0.03;

•	the misstatement did not affect the Company’s compliance with regulatory requirements;

•	the misstatement did not affect the Company’s compliance with loan covenants or any other contractual requirements;

•	the misstatement did not affect any of the account balances in the financial statements;

•	the misstatement did not have any impact on management’s compensation; and

•	the misstatement did not involve concealment of an unlawful transaction.
     The misstatement of the weighted average common shares was confined to 2005 only, and as stated in SFAS 154, the Company corrected the previously issued financial statements in accordance with the guidance in APB 20, which was carried forward without change in SFAS 154. Based upon the Company’s review of the quantitative and qualitative facts surrounding this error, the Company has determined that it should make the corrections to previously issued financial statements, and these corrections do not require any additional disclosures due to the fact that this error is not material.

May 30, 2006

Note 2. Summary of Significant Accounting Policies
Stock-Based Compensation, page F-13
18.	We note that you determined the expected volatility by calculating a weighted average of your historical volatility and the volatility of similar public companies. Please explain to us how you have calculated your historical volatility considering you are currently not a publicly traded company. As part of your response, explain how you have considered paragraph A22 of SFAS 123(R).
     RESPONSE TO COMMENT 18:
     Paragraph A22 of Statement 123(R) indicates that a newly public entity might consider the expected volatility of similar entities (often characterized as “guideline” companies) when determining the Company’s expected volatility, especially if historical information is not available. Statement 123(R) indicates that “in evaluating similarity, an entity would likely consider factors such as industry, stage of life cycle, size, and financial leverage.” In other words, use of realized stock-price volatilities or implied volatilities of guideline companies may be appropriate if those companies are comparable to the entity in most significant respects. Similarly, Statement 123(R) provides that “A nonpublic entity might base its expected volatility on the expected volatilities of entities that are similar except for having publicly traded securities.” Synchronoss looked at a number of different data points when determining the volatility of the share price. The first consideration was other peer group members. Peer group members were selected for the following reasons:
a.	Companies in the same space offering similar services;

b.	IPO within the last 12 months – not in the same industry, but offers similar services to Synchronoss;

c.	Market cap and deal size.

d.	We also looked at various companies and compared their revenue base to ours, and we anticipate the volatility of our stock to parallel the volatility of these companies. Synchronoss also evaluated the volatility of its own stock based upon the historical valuation of all options granted since inception. We do not believe the Synchronoss historical volatility is indicative of the future and have assigned a smaller weighting to Synchronoss due to this belief. Therefore, we used a weighted average of our peer companies and our own historical volatility to arrive at our expected volatility. Our historical volatility was based on values of our common stock used for purposes of determining our equity compensation for all equity awards since inception.
Note 8. Stock Plan, page F-20
19.	We note that you adopted SFAS 123(R) effective January 1, 2006 and it does not appear that you have provided all of the disclosures required by paragraph A240 of SFAS 123(R). Please revise to provide each of the required disclosures identified in paragraph A240 of SFAS 123(R).

May 30, 2006

     RESPONSE TO COMMENT 19:
     The Company has revised the Registration Statement in response to the Staff’s comment.
Note 13. Subsequent Events (Unaudited), page F-28
20.	We note the disclosure indicating that you are evaluating and recalculating the incremental cost associated with a modification to certain options. Explain to us how you are evaluating and recalculating the incremental cost. As part of your response, identify the specific authoritative literature you will rely on to determine the amount and timing of the incremental cost.
     RESPONSE TO COMMENT 20:
     Since Statement 123(R) does not address how to account for modifications of equity awards that were granted by a nonpublic company utilizing the minimum value method prior to the adoption of Statement 123(R), the accounting for such modifications was discussed at the May 30, 2005 meeting of the Statement 123(R) Resource Group.
     Companies that accounted for employee stock options under Opinion 25 and measured compensation cost using the minimum value method for pro forma disclosure purposes should recognize the sum of (a) the incremental fair value of the modification measured on the modification date based on the requirements of Statement 123(R) and (b) any remaining originally measured but unrecognized compensation cost measured at intrinsic value, over the requisite service period of the modified award. That is, neither the fair value of the award at the original grant date (which was never measured) nor the minimum value measured on the grant date are recognized after the modification.
Item 16. Exhibits and Financial Statement Schedules
21.	We note your response indicating the prices for the reports of third-party sources that you used for certain statements made in your prospectus. Certain of the prices for the reports suggest that the applicable report is not publicly available at nominal or no cost. Accordingly, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own.
     RESPONSE TO COMMENT 21:
     Although the reports of the sources that were used for certain statements in the Registration Statement are not publicly available due to their high cost, the information from these reports is widely available to the public in other third-party sources. Press releases and news articles which were relied upon by the Company in gathering the information used to make the statements were provided to the Staff in response to the comments set forth in the letter to the Company dated March 27, 2006. These sources are freely accessible on the Internet and provide the support for the relevant statements made in the Registration Statement.
* * * * *
     With respect to the Staff’s comments regarding stock-based compensation, the Company appreciates that the steep increase in the value of its common stock requires explanation, and appreciates that the Staff needs to understand how the Company has determined these values. In September 2005, after the third party investor acquired shares at a purchase price of $10.00 per share, the Company hired valuation advisors to help it evaluate and document the significant increase in the value of its common stock. The Company’s goal in hiring such advisors was not only to benefit from their experience and expertise, but also to help the Company avoid a biased opinion in making assumptions used in its valuation. With the assistance of the Company’s advisors, the Company has used assumptions that it believes are accurate and appropriate.
     Notwithstanding the Company’s view that its valuation assumptions are accurate, the Company recognizes that such assumptions are inherently subject to interpretation and that the Staff might conclude that they were inappropriate. In that case, the Company encourages the Staff to consider that a change in its assumptions would result in immaterial changes to the Company’s earnings, principally because it has not issued an extensive number of options during 2005. The hypothetical value of the Company’s common stock which is used for illustrative purposes only is judgmentally determined and assumes that the value of the Company’s common stock increases on a more gradual basis throughout 2005, rather than what the Company believed was a significant increase in a rather short period of time. This is illustrated by the following analysis:

			Retrospective
			Determination of		Additional
Grant	Options	Exercise	Fair Value of	Hypothetical	Intrinsic	Additional
Date	Granted	Price	Common Stock	Value	Value	Annual Expense

Oct-05	120,000	10.00	7.85	10.00	0	$0

Jul-05	97,500	0.45	6.19	7.00	0.81	19,744

Apr-05	207,000	0.45	1.84	3.50	1.66	85,905

Dec-04	160,500	0.29	0.27	1.00	0.73	29,291

						$134,940

     The hypothetical expense would be recorded over the requisite service period. Although the requisite service period would include only a portion of the last full fiscal year, for purposes of this analysis, the Company is assuming that the requisite service period included all of the last full fiscal year. If the hypothetical expense were recorded over only the actual service period applicable to the year ended December 31, 2005, the additional annual charge for 2005 would be less than $100,000.
Discussion
     The Staff issued Staff Accounting Bulletin (SAB) No. 99, Materiality, which addresses the application of “materiality” thresholds to the preparation and audit of financial statements. SAB 99 concludes that registrants and auditors need to evaluate materiality from both a quantitative and qualitative perspective.
     The following was considered in the Company’s evaluation of the materiality of a hypothetical adjustment of $135,000:
Quantitative
Is the adjustment material to the results for the periods outlined above? Absent qualitative factors, the long applied quantitative rules of thumb in evaluating materiality from a quantitative perspective are: (1) above 10% is presumed to be material, (2) between 5%-10% may be material, and (3) under 5% is usually not material.
Assessment: From a pure quantitative analysis, an impact to increase stock based compensation expense for the hypothetical adjustment and therefore reduce net income for year ended December 31, 2005 would not appear to be material (i.e. approximately 1.6%) to the results of operations for the last full fiscal year.
The SAB states that management and auditors should evaluate misstatements and consider whether, in relation to individual line item amounts, subtotals, or totals in the financial statements, they materially misstate the financial statements taken as a whole. How should misstatements of an individual line item, sub-total, or total in the financial statements be considered in evaluating materiality?
Assessment: The evaluation of materiality applied to an individual line item, sub-total, or total, should be applied in the same manner as to any other measure (e.g., pretax loss or net loss) in that it is only one of the factors to consider in assessing materiality. The Company’s assessment on materiality was based on pre-tax income. The hypothetical adjustment would be approximately 1.6 % of pre-tax income and would be less than 2% of total selling, general and administrative expenses. In addition, although the impact on deferred compensation would be greater (approximately $430,000), upon the adoption of SFAS 123(R), deferred compensation is no longer presented in the statement of changes in shareholders equity. Therefore, the Company does not consider this to be material to the financial statements.
Qualitative
Other Qualitative factors include, among others, (i) analysts’ consensus expectations, (ii) demonstrated stock price volatility, and (iii) potential market reaction to misstatement. How does a registrant and auditor evaluate these factors?
Assessment: Management and auditors should generally be aware of any historical pattern of stock price volatility and market reaction to past earnings announcements and should consider such information as part of the total mix of information. Although the Company does not have a history of earnings announcements, the Company believes that many of its analyst understand the complexities of stock compensation accounting and believe that additional charges for non-cash compensation are discounted by its analysts.
The SAB states that qualitative factors to consider when evaluating materiality of a misstatement include: (i) whether the misstatement affects the registrant’s compliance with other contractual requirements, (ii) whether the misstatement conceals an unlawful transaction, and (iii) whether the misstatement affects the registrant’s compliance with regulatory requirements. How does a registrant and auditor evaluate these factors in assessing materiality?
Assessment: The hypothetical adjustment would not impact contractual requirements, does not conceal an unlawful transaction, and doesn’t affect regulatory compliance requirements.
Is the manner in which a misstatement arose a qualitative factor that should be considered?
Assessment: Yes. The hypothetical adjustment is the result of complex valuation techniques and a volatile stock market, and not from the result of an intention to deceive investors. The Company has made a good faith effort to disclose in sufficient detail its assumptions and risk factors that resulted in its retrospective determination of fair value.
Conclusion
     Based upon the analysis prepared and the facts outlined and discussed above, the Company does not believe any of its financial statements previously issued would be materially impacted by a hypothetical annual adjustment of $135,000.
     Please do not hesitate to contact Marc Dupré at (781) 795-3555 or Angela Clement at (781) 795-3540 if you have any questions or would like additional information regarding this matter.
Very truly yours,
Gunderson Dettmer Stough Villeneuve
Franklin & Hachigian, LLP